UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

(Commission File No. 1-14728)

Lan Airlines S.A.

(Translation of registrant’s name in English)

Avenida Americo Vespucio Sur 901

Renca,

Santiago, Chile

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F  ____

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ___ No  X

[Lan Airlines Letterhead]

MATERIAL FACT

Santiago, April 28, 2006

Mr. Alberto Etchegaray de la Cerda

Superintendent of Securities and Insurance

Present

To whom it may concern:

In compliance with Article 9 and the second paragraph of Article 10 of Law 18,045, I inform you of the material fact that the Ordinary Shareholders Meeting of Lan Airlines S.A. held today elected the new members of the Board of Directors of the Company.

The new Board of Lan Airlines S.A. is comprised of the following directors:

1.	Jorge Awad Mehech,
2.	Dario Calderon Gonzalez,
3.	Jose Cox Donoso,
4.	Juan Jose Cueto Plaza,
5.	Juan Cueto Sierra,
6.	Ramon Eblen Kadis,
7.	Bernardo Fontaine Talavera,
8.	Andres Navarro Haeussler,
9.	Sebastian Pinera Echenique.

Sincerely,

/s/ Jose Miguel Bambach

--------------------------------

Jose Miguel Bambach

General Counsel

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago
Bolsa de Comercio de Valparaiso Bolsa Electronica

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2006

Lan Airlines S.A.
/s/ José Miguel Bambach Salvatore
By: José Miguel Bambach Salvatore General Counsel